UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IHS HOLDING LIMITED

(Name of Issuer)

Ordinary Shares, par value USD 0.30 per share

(Title of Class of Securities)

G4701H109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4701H109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Towers Three Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,057,879(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,057,879(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,057,879(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(2)
12	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Represents ordinary shares, par value USD 0.30 per share (“Ordinary Shares”), held directly by the Reporting Person, and which are indirectly owned by ECP Manager LP as its investment adviser

(2)	Based on 331,688,000 Ordinary Shares outstanding as of September 30, 2022 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 15, 2022).

CUSIP No. G4701H109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ECP Manager LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,207(1)
	6	SHARED VOTING POWER 39,304,445(2)
	7	SOLE DISPOSITIVE POWER 40,207(1)
	8	SHARED DISPOSITIVE POWER 39,304,445(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,344,652
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%(3)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents Ordinary Shares held directly by the Reporting Person.

(2)	Represents Ordinary Shares indirectly owned by the Reporting Person as the investment adviser to several entities directly holding Ordinary Shares, including Towers Three Limited. Other than Towers Three Limited, each of such entities directly holds less than five percent of total Ordinary Shares of the Issuer outstanding.

(3)	Based on 331,688,000 Ordinary Shares outstanding as of September 30, 2022 (as reported in “Notes to the Unaudited Condensed Consolidated Interim Financial Statements” in the Issuer’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 15, 2022).

CUSIP No. G4701H109

Item 1.

(a)	Name of Issuer:

IHS Holding Limited

(b)	Address of Issuer’s Principal Executive Offices:

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

Item 2.

(a)	Name of Persons Filing:

ECP Manager LP

Towers Three Limited (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if None, Residence:

ECP Manager LP

1909 K Street, NW, Suite 340

Washington DC 20006

Towers Three Limited

Sanne House, Bank Street, TwentyEight Cybercity,

Ebene 72201, Mauritius

(c)	Citizenship:

ECP Manager LP: Delaware, United States of America

Towers Three Limited: Republic of Mauritius

(d)	Title of Class of Securities:

Ordinary shares, par value USD 0.30 per share (“Ordinary Shares”)

(e)	CUSIP Number:

G4701H109

CUSIP No. G4701H109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k).	☐	A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

(a)		Amount beneficially owned: See response to row 9 on the cover page.

(b)		Percent of class: See response to row 11 on the cover page.

(c)		Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote. See response to row 5 on the cover page.

	(ii)	Shared power to vote or to direct the vote. See response to row 6 on the cover page.

	(iii)	Sole power to dispose or to direct the disposition of. See response to row 7 on the cover page.

	(iv)	Shared power to dispose or to direct the disposition of. See response to row 8 on the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. G4701H109

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of a Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. G4701H109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023	ECP Manager LP

	By:	/s/ Carolyn Campbell
	Name:	Carolyn Campbell
	Title:	Authorized Signatory

Towers Three Limited

	By:	/s/ Carolyn Campbell
	Name:	Carolyn Campbell
	Title:	Authorized Signatory

CUSIP No. G4701H109

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, filed with the Initial Schedule 13G filed by the Reporting Persons on February 15, 2022.

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